FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 9, 2020

1.       DATE, TIME AND PLACE: on September 9, at 04:00 P.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived by the agreement of the Members, in accordance with the intern rules. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Jean-Charles Henri Naouri, Eleazar de Carvalho Filho, Frank-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

4.       AGENDA: Analysis and discussion about a strategic transaction for the Company.

5.       RESOLUTIONS: The Messrs. members of the Board of Directors examined the item on the Agenda and took the following resolution unanimously and without reservation:

5.1 Analysis and discussion about a strategic transaction for the Company: a presentation was made to the Members present on the Board of Directors regarding the Potential Transaction for the segregation of its cash and carry unit, through a partial spin-off of the Company and its wholly-owned subsidiary Sendas Distribuidora SA (“Assaí”). informed that said spin-off, if it were to take place, would be preceded by the transfer of the shareholding currently held by Assaí in Almacenes Éxito SA to the Company.

In addition, it was brought to the attention of the members of the Board of Directors that the Potential Transaction purpose is to unlock the full potential of the Company's cash & carry and traditional retail businesses, allowing them to operate autonomously, with separate management and focus on their respective business models and market opportunities. In addition, the Transaction Potential will allow each business to have direct access to the capital market and other sources of financing, thus making it possible to prioritize investment needs according to the profile of each company, thus creating more value for its customers and respective shareholders.

The members of the Board of Directors were also informed that, with the implementation of the Potential Transaction, the shares issued by Assaí held by the Company will be distributed to the Company's shareholders, in the exact proportion of the interests they hold in the Company's capital stock. This distribution will take place after Assaí obtains the listing of its shares in the Novo Mercado segment of B3 SA - Brazil, Bolsa, Balcão, a segment dedicated to companies that commit to the highest level of corporate governance, together with the listing of ADRs representing Assaí shares on the New York Stock Exchange (NYSE) (together, the “Listing”). The Listing will follow a corporate governance standard substantially similar to that currently adopted by the Company.

Once the presentation was completed, the members unanimously and unreservedly resolved: (i) to support the operation on the terms proposed, as they understand that it will benefit the Company and the current wholly-owned subsidiary Sendas Distribuidora S.A .; (ii) to authorize the Company's Executive Board to take all necessary measures to negotiate and, eventually, formalize said Potential Transaction.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, September 9, 2020. Chairman: Mr. Arnaud

Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Ronaldo Iabrudi dos Santos Pereira, Jean-Charles Henri Naouri, Eleazar de Carvalho Filho, Frank-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 9, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.